PricewaterhouseCoopers LLP
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September 17, 2010

Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F of Alexco Resource Corp. (“the Company”) of our auditors’ report dated September 17, 2010 on the consolidated balance sheets of the Company as at June 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for each of the years in the two year period ended June 30, 2010 and the effectiveness of internal control over financial reporting of the Company as of June 30, 2010.

/S/ PricewaterhouseCoopers LLP

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